Filed by Extensity, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Extensity, Inc.
Commission File No. 000-28897

The text of Item 5 to the Form 8-K filed by Extensity, Inc. on August 29, 2002 is incorporated herein by reference.

The following document was previously filed as Exhibit 2.1 to the Form 8-K filed by Extensity, Inc. on August 29, 2002, and is incorporated herein by reference:

Agreement and Plan of Merger dated as of August 26, 2002, by and among Extensity, Inc., Geac Computer Corporation Limited and Cage Acquisition Inc., a wholly-owned subsidiary of Geac Computer Corporation Limited.

The following document was previously filed as Exhibit 2.2 to the Form 8-K filed by Extensity, Inc. on August 29, 2002, and is incorporated herein by reference:

Form of Voting and Proxy Agreement dated as of August 26, 2002 entered into among Geac Computer Corporation Limited, Cage Acquisition, Inc. and certain stockholders of Extensity, Inc.

The following document was previously filed as Exhibit 2.3 to the Form 8-K filed by Extensity, Inc. on August 29, 2002, and is incorporated herein by reference:

Form of Lock Up Agreement dated as of August 26, 2002, entered into between Geac Computer Corporation Limited and certain stockholders of Extensity, Inc.

Additional Information and Where to Find It

Geac plans to file a Registration Statement on SEC Form F-4 in connection with the merger, and Extensity expects to mail a Proxy Statement/Prospectus to stockholders of Extensity containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Extensity, Geac, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from Extensity by directing a request through the Investors Relations portion of Extensity’s website at http://www.extensity.com or by mail to Extensity, Inc., 2200 Powell Street, Suite 300, Emeryville, California, 94608, Attention: Investor Relations or by telephone at (510) 594-5700.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Extensity files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Extensity’s filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

Interests of Certain Persons in the Merger.

Extensity will be, and certain other persons named below may be, soliciting proxies from Extensity stockholders in favor of the adoption of the merger agreement. The directors and executive officers of Extensity and the directors and executive officers of Geac may be deemed to be participants in Extensity’s solicitation of proxies. For a description of such interests, please see the press release filed with the SEC pursuant to Rule 425 by Extensity on August 26, 2002.